UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

80 Broad Street, 5th Floor

New York, NY 10005
Tel: +1 (929) 317-2699
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Removal and Appointment of Directors

On March 17, 2025, the board of directors of the Company (the “Board of Directors”) received notice from shareholders of the Company entitled to vote an aggregate of 16,250,000 Class A Ordinary shares of the Company and 0 Class B Ordinary shares of the Company, representing approximately 67.12% of the outstanding voting shares of the Company (together, the “Majority Shareholders”), pursuant to which:

(a)	Louis Luo, Shaikh Humaid Abdulla Rashed Ahmed Almualla, Ahmad Essa Mohammed Saleh, Muhammed Irfan are removed as Directors of the Company with immediate effect; and

(b)	subject to the Company receiving a duly signed consent to act, Yan Zhang and Samantha Huang are appointed as Directors of the Company with immediate effect to serve until the next annual meeting of members of the Company or until their successors have been duly elected and qualified, in each case, pursuant to the rights of the Majority Shareholders contained in articles 27.2 and 27.4 of the sixth amended and restated memorandum and articles of association of the Company.

The biographical information of Yan Zhang and Samantha Huang is set forth below.

Yan Zhang has served as a Sourcing Manager at Shenzhen YAOGU Industrial Co., Ltd since April 2020, where she is responsible for identifying and evaluating suppliers, managing costs, maintaining supplier relationships, developing strategic sourcing plans, mitigating risks, and leveraging data analytics to optimize procurement and supply chain efficiency. Ms. Zhang obtained her bachelor’s degree from HuaiHai Institute of Technology in July 2003.

Samantha Huang has served as a President at BK FOOD INC. (New York) from August 2019 to October 2024, where she is responsible for setting strategic goals and ensuring alignment with the company’s vision. From June 2013 to June 2019, Ms. Huang served as the Executive Director at Pengpai Pros & Partners (New York). Earlier in her career, she was a Chief Investment & Finance Officer at Shanghai Daoshe Law Firm from July 2010 to February 2013. Ms. Huang obtained her bachelor’s degree in accounting and finance from Shanghai University in July 2006.

Yan Zhang and Samantha Huang do not have any family relationships with any director or executive officer of the Company and have not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Yan Zhang and Samantha Huang have entered into director offer letters (the “Offer Letters”) with the Company which establishes other terms and conditions governing their services to the Company.

A copy of the Notice of Removal and Appointment of Directors of the Company dated March 17, 2025 that was received by the Board of Directors and a form of the Offer Letters are furnished as Exhibits 99.1 and 99.2 to this Report on Form 6-K, respectively, and are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Removal and Appointment of Directors of the Company
99.2	Form of Director Offer Letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 18, 2025

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Louis Luo
Name:	Louis Luo
Title:	Chief Executive Officer

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